Filed by Merchants Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Merchants Bancshares, Inc.

Commission File No.: 0-11595

O C T O B E R 2016 ACQUISITION OF MERCHA NTS BANCSHARES, INC.

Forward-Looking Statement & Additional Information This presentation contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about Community Bank System’s long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. You can identify these forward-looking statements by use of such words as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect,” and other similar expressions. Forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events: • risks related to credit quality, interest rate sensitivity and liquidity; • the strength of the U.S. Economy in general and the strength of the local economies where community bank system conducts its business; • the effect of, and changes in, monetary and fiscal policies and laws, including interest rate policies of the board of governors of the federal reserve system; • inflation, interest rate, market and monetary fluctuations; • the timely development of new products and services and customer perception of the overall value thereof (including, but not limited to, features, pricing and quality) compared to competing products and services; • the success of marketing efforts in attracting or retaining customers; • competition from providers of products and services that compete with community bank system’s businesses; • changes in consumer spending, borrowing and savings habits; • technological changes and implementation and cost/financial risks with respect to transitioning to new computer and technology based systems involving large multi-year contracts; • any acquisitions or mergers that might be considered or consummated by community bank system and the costs and factors associated therewith, including differences in the actual financial results of the acquisition or merger compared to expectations and the realization of anticipated cost savings and revenue enhancements; • Community bank system’s ability to maintain and increase market share and control expenses; • the nature, timing and effect of changes in banking regulations or other regulatory or legislative requirements affecting community bank system’s respective businesses, including changes in laws and regulations concerning taxes, accounting, banking, securities and other aspects of the financial services industry, specifically the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and • changes in community bank system’s organization, compensation and benefit plans and in the availability of, and compensation levels for, employees in its geographic markets. You should refer to Community Bank System’s periodic and current reports filed with the Securities and Exchange Commission for further information on other factors that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. In connection with the proposed merger, Community Bank System, Inc. will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a Proxy Statement of Merchants Bancshares, Inc., as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Stockholders of Merchants Bancshares, Inc. are urged to read the registration statement and proxy statement/prospectus and the other relevant materials filed with the SEC when they become available because they will contain important information about the proposed transaction. A free copy of the proxy statement/prospectus, when available, as well as other filings containing information about Merchants Bancshares, Inc. and Community Bank System, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, when available, free of charge from Merchants Bancshares, Inc. at http://www.mbvt.com/ under the heading “Investor Relations” and then “SEC Filings” or from Community Bank System, Inc. by accessing its website at www.communitybankna.com under the heading of “Investor Relations” and then “SEC Filings & Annual Report.” Copies of the proxy statement/prospectus can also be obtained, free of charge and when available, by directing a request to Merchants Bancshares, Inc., P.O. Box 1009, Burlington, Vermont 05402, Attention: Investor Relations, Telephone: (900) 322-5222 or to Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214, Attention: Investor Relations, Telephone: (315) 445-2282. Merchants Bancshares, Inc. and Community Bank System, Inc. and certain of their respective directors and executive officers may be deemed to participate in the solicitation of proxies from the stockholders of Merchants Bancshares, Inc. in connection with the proposed merger. Information about the directors and executive officers of Merchants Bancshares, Inc. and their ownership of Merchants Bancshares, Inc. common stock is set forth in the proxy statement for its 2016 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 15, 2016. Information about the directors and executive officers of Community Bank System, Inc. and their ownership of Community Bank System, Inc. common stock is set forth in the proxy statement for its 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 1, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document when available may be obtained as described in the preceding paragraph. 2

Transaction Highlights Natural Market Extension into Attractive Vermont and Western Massachusetts Markets with High Quality Partner • Merchants Bancshares, Inc. is a high quality, low risk partner Top 3 position in Vermont, contiguous with CBU’s current footprint Additive demographically to CBU’s existing franchise • • Pro Forma Crossing $10 Billion and Accretive to Shareholders • Accretive transaction fully absorbs $10 billion impact $0.10 / 4.0% (1) 2018 EPS Accretion $0.17 / 6.8% TBV Earnback (crossover) (2) 4.7 years 3.3 years TBV Earnback (static) (3) 4.3 years 3.0 years • Preparation for $10 billion regulatory requirements are well underway – Infrastructure in place for additional regulatory requirements Expect Durbin impact starting in July 2018 Expect first DFAST submission in 2019 – – (1) Includes 6 months of Durbin impact. (2) Includes full impact of restructuring charge. (3) Calculated as 65 cents TBV dilution / 2018 15 cents cash accretion including $10bn impact, 22 cents excluding $10bn impact. 3 Inc. $10bnExcl. $10bn ImpactImpact

Overview of Merchants Bancshares



CBU (196 branches)
MBVT (32 branches)

- Founded in 1849, Merchants Bancshares is the largest statewide independent bank in Vermont with a complementary growing presence in Springfield, MA
- With $1.9bn in assets and $1.5bn in deposits, it has 11% market share and #3 ranking in Vermont
- High performing, yet low risk financial profile:
  - Sustained strong earnings (MRQ ROAA of 0.90%, NIM of 3.08%)
  - Pristine asset quality (NPAs / Assets of 0.25%), low historical charge-offs
  - Valuable core funding base (42% non-interest bearing deposits)
- Strong commercial franchise, with commercial loans having grown in last three years at a 16% CAGR (1)
- Diverse revenue sources supported by trust business (~$600 mm assets)

Loans



Other 4%
Consumer 3%
CRE 40%
1-4 Family 30%
C&D 4%
Commercial 19%

6/30/16 Total: $1,395 mm
MRQ Yield: 3.79%

Deposits (2)



Jumbo CDs 6%
Retail CDs 9%
Non-interest bearing dep. 42%
Interest bearing dep. (ex-CDs) 43%

6/30/16 Total: $1,453 mm
MRQ Cost: 0.20%

Additive Demographics (3)

	CBU	MBVT	Pro Forma
Population (*millions*)	7.4	1.4	8.7
Forecast Pop. Growth (2017 – 2022)	(0.54%)	0.72%	(0.32%)
HHI	$50,635	$61,183	$52,428
Forecast HHI Growth (2017 – 2022)	5.9%	6.0%	5.9%
Unemployment Rate	5.2%	3.4%	4.9%

Source: SNL Financial, Company filings.
(1) Commercial loans defined as multifamily, C&I, C&D and CRE. (2) Regulatory data shown for deposits. (3) Demographics are deposit weighted averages by all MSAs and counties not in MSAs.

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Excellent Balance Community Bank System Sheet Fit, Low Loan Mix Merchants Bancshares Risk Profile Pro Forma Other 2% Other 1% Other 4% Commercial Portfolio Total: 29% Commercial Portfolio Total: 63% CRE 18% Cons umer 3% CRE 23% Cons umer 24% Cons umer 31% C&D 1% CRE 40% 1 4 Fa mily 30% C&D 2% Commercial 10% Commercial 12% Commercial Portfolio Total: 37% C&D 4% 1 4 Fa mily 37% Commercial 19% 1 4 Fa mily 39% Total: $4,906 mm MRQ Yield: 4.35% Loans / Deposits: 70.5% Total: $1,395 mm MRQ Yield: 3.79% Loans / Deposits: 96.0% Net Charge-offs to Average Loans Total: $6,301 mm MRQ Yield: 4.23% Loans / Deposits: 74.9% 0.24% 0.24% 0.23% 0.21% 0.20% 0.19% 0.17% 0.15% 0.15% 0.10% 0.01% (0.03%) (0.09%) 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 YTD Source: SNL Financial CBU 5 MBVT 0.10%0.07% 0.01% 0.15% 0.02% 0.03% 0.01% 0.01% (0.00%)

Transaction Assumptions & Impact

Merger Consideration	• Merchants shareholders have the right to receive 0.9630x CBU shares or $40.00 in cash - Approximately $44.02 per share [1] or ~$304 million in aggregate - Stock / cash election subject to overall 70% stock / 30% cash split - Merchants Bancshares stockholders are entitled to elect to receive up to 100% CBU shares, 100% cash, or a combination thereof, subject to pro rata adjustment to ensure maintenance of aggregate consideration mix above
Pricing Metrics	• P / 2017E EPS: 17.5x based on median consensus estimates • P / 2018E EPS: 12.6x with fully phased-in cost saves • P / Stated TBV: 2.04x
Due Diligence	• Completed detailed due diligence across all business lines
Board Representation	• 2 Merchants Directors to join CBU Board of Directors
Required Approvals	• Merchants Bancshares Inc. shareholder approval; customary regulatory approvals
Expected Closing	• Second quarter of 2017
Key Financial Assumptions	• Cost savings of approximately 22.7% of MBVT's non-interest expense base • Gross loan mark of $13.1 million equal to MBVT's loan loss reserves • Pre-tax restructuring charge of $25 million • CDI of $20.4 million amortized over 8 years
Financial Impact	• Approximately 10 cents GAAP EPS accretive in 2018; 15 cents cash EPS accretive in 2018 [2] • TBV dilution of approximately 65 cents at closing (3.4%) • TBV earnback of approximately 4.7 years (3.3 years ex. Durbin) on a crossover basis
Capital Impact	• Projected capital ratios at closing remain well above the regulatory requirements - Holdco: Leverage ratio 9.2%, Tier 1 Capital ratio 15.6%, Total Capital ratio 16.4% - Bank: Leverage ratio 7.8%

(1) Based on CBU price of $47.50 on October 21, 2016. (2) Includes 6 months of Durbin impact.

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Summary Natural market expansion into the attractive markets of Vermont and Western MA Largest statewide independent bank in Vermont, with 11% market share and #3 ranking in deposits High quality, low risk franchise Retention of local management team and board representation will preserve franchise value Appropriately priced transaction with compelling financial metrics Transaction absorbs the costs of crossing $10 billion in assets Highly compatible community, employee and shareholder values Community Bank System has a history of successful integrations 7